SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY IV, L.P.
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP
FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI IV 2007 LTD.
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Amiram Boehm
FIMI FIVE 2012 Ltd.
Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Sharon Amir, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andrew D. Thorpe Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105-2669 Telephone: (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation* $25,573,423	Amount of Filing Fee** $2,972

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $4.95 cash per share.
**
Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2015, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,972 Form or Registration No.: SC TO-T	Filing Party:
FIMI Opportunity IV, L.P
FIMI Israel Opportunity IV, Limited Partnership
FIMI Opportunity V, L.P
FIMI Israel Opportunity Five, Limited Partnership
FIMI IV 2007 Ltd., FIMI Five 2012 Ltd.
Shira and Ishay Davidi Management Ltd.
Ishay Davidi

	Date Filed:	October 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by FIMI Opportunity IV, L.P, a limited partnership organized under the laws of the State of Delaware, FIMI Israel Opportunity IV, Limited Partnership, a limited partnership organized under the laws of the State of Israel, FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware, and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder” or “FIMI”) and FIMI IV 2007 Ltd., FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi (together with the Bidder, the “Bidder Group”), on October 24, 2014 with the Securities and Exchange Commission (the “Commission”) as amended by Amendment No. 1 to the Schedule TO filed by the Bidder on November 21, 2014 with the Commission and Amendment No. 2 to the Schedule TO filed by the Bidder on November 25, 2014 with the Commission, in connection with its offer to purchase 5,166,348 outstanding ordinary shares, NIS 0.2 nominal value per share (the “Shares”), of Gilat Satellite Networks Ltd. (“Gilat”), at $4.95 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 24, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items in this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) “On November 30, 2014, the Bidder issued a press release announcing the completion of the Offer, and the final results and proration factor for the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY IV, L.P. By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI IV 2007 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi
Dated: December 1, 2014

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated October 24, 2014.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by the Bidder on October 24, 2014.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on October 24, 2014. †*
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on October 24, 2014. †*
(a)(5)(D)	Text of Press Release issued by the Bidder on November 25, 2014, announcing the commencement of the Additional Offer Period. *
(a)(5)(E)	Text of Press Release issued by the Bidder on November 30, 2014, announcing the completion of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)
Agreement, dated September 17, 2014, by and among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (incorporated by reference to Exhibit 3 to Amendment No. 10 to Schedule 13D filed on September 18, 2014 by York Capital Management Global Advisors, LLC (File No. 005-49455).*

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

†	English translation from Hebrew.
*	Previously filed.